July 9, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel

Re:	Ally Wholesale Enterprises LLC
Registration Statement on Form S-3
Filed May 24, 2010 File No. 333-167044

Ladies and Gentlemen:

On behalf of Ally Wholesale Enterprises LLC (as applicable, the “Depositor” or the “Registrant”) and in response to the letter (the “Comment Letter”) dated June 18, 2010 from the staff (the “Staff”) of the Securities and Exchange Commission to Ryan C. Farris, the Registrant’s President, we submit Amendment No. 1 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 1”), marked to show changes from the Registration Statement as filed on May 24, 2010.

The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrant’s responses. The number corresponds to the numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of exhibits to Amendment No. 1, copies of which are being provided to you, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Registrant.

Securities and Exchange Commission

Division of Corporation Finance

July 9, 2010

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class as this offering.

Response: The Registrant confirms that the Depositor and each issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

The following affiliates of the Depositor have publicly offered asset-backed securities of the same asset class:

Name	CIK
Superior Wholesale Inventory Financing Trust I	0001003010
Superior Wholesale Inventory Financing Trust II	0001003012
Superior Wholesale Inventory Financing Trust III	0001011899
Superior Wholesale Inventory Financing Trust IV	0000894310	*
Superior Wholesale Inventory Financing Trust V	0000894310	*
Superior Wholesale Inventory Financing Trust VI	0000894310	*
Superior Wholesale Inventory Financing Trust VII	0000894310	*
Superior Wholesale Inventory Financing Trust VIII	0001284712
Superior Wholesale Inventory Financing Trust IX	0001290691
Superior Wholesale Inventory Financing Trust X	0001303017
Superior Wholesale Inventory Financing Trust XI	0001318667
Superior Wholesale Inventory Financing Trust XII	0001330862
Superior Wholesale Inventory Financing Trust 2007 AE-1	0001387314
SWIFT Master Auto Receivables Trust	0001402251

*	Note that for Superior Wholesale Inventory Financing Trusts IV, V, VI and VII, the CIK of the Depositor was used.

Securities and Exchange Commission

Division of Corporation Finance

July 9, 2010

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, and that finalized agreements will be filed simultaneously with or prior to the final prospectus. Please also revise the first paragraph on page S-30 to clarify that you will file the Indenture Supplement simultaneously with or prior to the final prospectus.

Response: The Registrant confirms that all material terms to be included in the finalized agreements will also be disclosed in the applicable final Rule 424(b) prospectus.

The Registrant confirms that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus.

We have revised and added disclosure in response to the Staff’s comment. Please see page S-29 of the prospectus supplement.

3.	Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: The Registrant confirms that the Registrant will file, or cause to be filed, the required unqualified legal and tax opinions at the time of each takedown.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: The Registrant confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown as required by Rule 409.

5.	As a follow up to the above comment, we note that your statement on page 37 of the base prospectus that the reserve fund will cover shortfalls in collections on the receivables “or other assets” listed in the base prospectus. Please revise the prospectus supplement to list all assets to be included in an actual takedown or delete this statement.

Response: We have revised disclosure in response to the Staff’s comment. Please see page 37 of the base prospectus.

Securities and Exchange Commission

Division of Corporation Finance

July 9, 2010

Prospectus Supplement

Cover Page

6.	Please revise the “Credit Enhancement” section to include all forms of credit enhancement contemplated by the prospectus supplement and provided bracketed placeholders for all forms of credit enhancement discussed in the base prospectus.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see the cover page of the prospectus supplement.

Summary,page S-1

General

7.	We note that you contemplate a revolving period. Please revise to add a section to disclose all information required by Item 1103(a)(5) of Regulation AB, as applicable.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page S-7 of the prospectus supplement. We note that Items 1103(a)(5)(ii) through (iv) of Regulation AB are inapplicable to the transactions contemplated by the Registration Statement.

Credit Enhancement and Liquidity, page S-5

8.	We note your disclosure on page 4 of the base prospectus that you contemplate utilizing various forms of credit enhancement that fall within Items 1114 and 1115 of Regulation AB. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(3)(ix) as applicable.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page S-6 of the prospectus supplement.

9.	As a follow up to the above comment, we note that your base prospectus contemplates a number of forms of credit enhancement that are not disclosed in your prospectus supplement. Please revise here and on page S-33 of your filing to include a bracketed placeholder if you ever intend to use any of the other forms of credit enhancement mentioned in the base.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see pages S-6 and S-35 of the prospectus supplement.

Securities and Exchange Commission

Division of Corporation Finance

July 9, 2010

[Basis] [Interest Rate] Swaps, page S-6

10.	Please provide brackets to indicate the name of the swap counterparty. Refer to Item 1103(a)(3)(ix) of Regulation AB.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page S-6 of the prospectus supplement.

Assets of the Trust, page S-7

11.	We note that the depositor has the right to designate additional accounts for the trust and, as a result, the composition of the asset pool may change. Please revise to briefly disclose the circumstances in which additional accounts and underlying receivables will be added to the trust. Refer to Item 1103(a)(6) of Regulation AB.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page S-7 of the prospectus supplement.

12.	Please also add a statement in which you confirm that all additional assets to the trust portfolio will be added in accordance with Regulation AB.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page S-7 of the prospectus supplement.

Credit Enhancement, page S-10

13.	We note your disclosure on page 52 of the base prospectus that you contemplate utilizing a cash collateral guaranty or account, as well as subordination between series or classes of series. Please provide the form of disclosure in brackets in your summary section to indicate that you will provide all of the information related to the cash collateral guaranty or account and subordination as required by Item 1103(a)(3)(ix). Please also include these forms of credit enhancement on your cover page.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see the cover page and page S-6 of the prospectus supplement.

[Certain Reorganizations Of A Motor Vehicle Manufacturer], page S-12

14.	Please add bracketed disclosure in your summary to disclose the names of all Significant Manufacturers.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page S-11 of the prospectus supplement.

Securities and Exchange Commission

Division of Corporation Finance

July 9, 2010

[The Interest Rate on the Series 20[ ]-[ ] Notes], page S-14

15.	We note your statement that the trust is not entering into interest rate hedge agreements, which appears to conflict with disclosure elsewhere in your filing. Please delete this statement or advise.

Response: The statement that the trust is not entering into interest rate hedge agreements will be removed if the trust enters into any such agreements with respect to the applicable series of notes. We have revised and added disclosure and added bracketed language in response to the Staff’s comment. Please see page S-13 of the prospectus supplement.

The Trust, page S-18

16.	We note that on page 1 of the base prospectus you have named Wells Fargo Bank as indenture trustee and HSBC Bank USA as the owner trustee. Please name these parties here and elsewhere in the prospectus and base prospectus as necessary. Please provide all information about these parties required by Item 1109 of Regulation AB or advise.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see pages S-1, S-17 and S-29 of the prospectus supplement and pages 1 and 18 of the prospectus. The Registrant will provide all information regarding the indenture trustee and owner trustee as required by Item 1109 of Regulation AB in connection with each takedown.

17.	We note your bracketed disclosure that information about the owner trustee, Delaware trustee, and back up servicer will “be included.” Please revise your bracketed disclosure to clarify that you will provide all information required by Items 1108 and 1109 of Regulation AB.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page S-17 of the prospectus supplement.

The Pool of Accounts as of the Reporting Date, page S-26

General

18.	Please confirm that you will file a Form 8-K to disclose any variance from the prospectus supplement of any material portfolio characteristic that is five percent or greater. Refer to Item 6.05 of Form 8-K.

Response: The Registrant confirms that it will file a Form 8-K to disclose any variance from the prospectus supplement of any material portfolio characteristic that is five percent or greater.

Securities and Exchange Commission

Division of Corporation Finance

July 9, 2010

Static Pool Information, page S-29

19.	We note you have provided bracketed disclosure in this section. Please tell us why this disclosure is bracketed and advise as to the circumstances that have made disclosure pursuant to this item uncertain. Alternatively, please remove the brackets.

Response: As of the date of the initial filing and as of the date hereof, Ally Bank did not and does not have any material information regarding any prior securitized pools sponsored by Ally Bank other than the pool of accounts of the Issuing Entity, information with respect to which is included in the prospectus supplement under “The Pool of Accounts.” Bracketed disclosure was provided because the Registrant cannot be certain that, at the time of any particular takedown, any material information regarding such a prior securitized pool will be available. If such material information regarding a prior securitized pool is available, the Registrant will disclose such information.

[The Insurance Policy and the Note Insurer], page S-46

20.	Please revise the credit enhancement section of the summary and your cover page to include the insurance policy as a form of credit enhancement or advise.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page S-45 of the prospectus supplement.

Affiliations and Relationships Among Transaction Parties, page S-49

21.	Please revise to include bracketed disclosure regarding any affiliations with the swap counterparty and any other enhancement or support provider contemplated by Items 1114 and 1115 of Regulation AB. Refer to Item 1119 of Regulation AB.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page S-48 of the prospectus supplement.

Base Prospectus

The Addition or Removal of Trust Assets, page 9

22.	We note that receivables may be transferred into the trust that may include dealer floorplan receivables originated by third parties. Please confirm that no party other than Ally Bank originated or is expected to originate more than 10% of the pool assets.

Response: The Registrant confirms that no party other than Ally Bank originated or is expected to originate more than 10% of the pool assets.

Securities and Exchange Commission

Division of Corporation Finance

July 9, 2010

Series Percentage and Credit Enhancement Percentage, page 32

23.	We note your statement that the prospectus supplement will set forth how the Series Percentage and Credit Enhancement Percentages are calculated, yet we are unable to find these calculations in the prospectus supplement. Please revise the prospectus supplement to disclose this information. Specifically disclose the credit enhancement percentages in the summary section of the prospectus supplement.

Response: The calculations of the “Series Percentages” are set forth on page S-37 of the prospectus supplement. We have revised disclosure regarding “Credit Enhancement Percentage” in response to the Staff’s comment. Please see page 32 of the prospectus.

Matters Regarding the Servicer, page 48

24.	We note your disclosure on page 48 that the servicer may delegate its servicing duties to certain affiliated and unaffiliated third party service providers. Please add bracketed language to the summary of the prospectus supplement to indicate that you will disclose, when known, all servicers contemplated by Item 1108(a)(2) of Regulation AB and provide information in the prospectus supplement regarding additional servicers in accordance with Item 1108(a)(3) of Regulation AB. Alternatively, advise as to why this is not necessary.

Response: As of the date hereof, other than Ally Financial Inc., there are no servicers, as contemplated by Item 1108(a)(2) of Regulation AB, of the Issuing Entity. If applicable at the time of a takedown, the Registrant will provide information regarding any additional servicers in accordance with Item 1108(a)(3) of Regulation AB. We have also revised and added disclosure in response to the Staff’s comment. Please see pages S-1 and S-18 of the prospectus supplement.

25.	Furthermore, confirm that you will report any additional servicers as required under Item 6.02 of Form 8-K.

Response: The Registrant confirms it will report any additional servicers as required under Item 6.02 of Form 8-K.

Item 17. Undertakings, page II-1

26.	We note that you included the undertaking to provide certain static pool data through an internet web site as required by Item 512(l) of Regulation S-K. If you intend to disclose the information required by Item 1105 of Regulation AB on an internet web site, please disclose your intention in the “Static Pool Information” section of the prospectus supplement and provide the specific internet address where the information is posted or advise.

Response: We have revised and added disclosure in response to the Staff’s comment. Please see page II-4 of Part II of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

July 9, 2010

Exhibit Index

27.	Please provide us with a copy of your updated Pooling and Servicing Agreement and Indenture, marked to show changes from the prior Pooling and Servicing Agreement and Indenture, respectively, including any changes made to comply with Regulation AB.

Response: The Pooling and Servicing Agreement and the Indenture filed by the Registrant on May 24, 2010 as Exhibits 4.2 and 4.1, respectively, in connection with the initial filing (collectively, the “Filed Documents”). Other than the Filed Documents, neither the Registrant nor the Issuing Entity has a prior Pooling and Servicing Agreement or Indenture.

28.	Please also confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

Response: The Registrant confirms that it will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits as required by Regulation AB.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2597.

Sincerely,

/s/ Jeffrey S. O’Connor
Jeffrey S. O’Connor

cc:	Richard V. Kent, Esq., Ally Financial Inc.
Ryan C. Farris, Ally Financial Inc.
Elizabeth A. Raymond, Esq., Mayer Brown LLP